SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)


                            Circuit City Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

  Circuit City Common Stock, par value $0.50 per share ("Circuit City Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    172737108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

CUSIP No. 172737108                                           Page 2 of 17 Pages

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Carlos Slim Helu

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Carlos Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Marco Antonio Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Patrick Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Maria Soumaya Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Vanessa Paola Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Johanna Monique Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Inmobiliaria Carso, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Orient Star Holdings LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         U.S. Commercial Corp., S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737108

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Commercial LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                             5    SOLE VOTING POWER
                                  - 0 -
         NUMBER OF
          SHARES             6    SHARED VOTING POWER
       BENEFICIALLY               17,200,000 Circuit City Shares (See Item 4(c))
         OWNED BY
           EACH              7    SOLE DISPOSITIVE POWER
         REPORTING                - 0 -
        PERSON WITH
                             8    SHARED DISPOSITIVE POWER
                                  17,200,000 Circuit City Shares (See Item 4(c))

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200,000 Circuit City Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.2% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*
         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)  Name of Issuer:

          Circuit City Stores, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          9950 Mayland Drive
          Richmond, VA 23233

Item 2.

     (a)  Name of Persons Filing:

          This Statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Act"), by the persons listed below (the "Reporting Persons").

          (1)

          Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria") and a majority of the outstanding voting securities of U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial").

          (2)

          Inmobiliaria is a holding company with interests in the real estate industry, and is the sole member of Orient Star Holdings LLC ("Orient Star"). U.S. Commercial is a holding company with interests in retail companies, and is the sole member of Commercial LLC ("Commercial").

          (3)

          Orient Star is a holding company with portfolio investments in various companies.

          Commercial is a holding company with portfolio investments in various companies.

     (b)  Address of Principal Business Office:

          (i) The principal business address for each member of the Slim Family is:

               Paseo de las Palmas 736
               Colonia Lomas de Chapultepec
               11000 Mexico D.F.
               Mexico

          (ii) Inmobiliaria's principal business address is:

               Insurgentes Sur #3500, PB-4
               Colonia Pena Pobre 14060 Mexico D.F.
               Mexico

         (iii) Orient Star's principal business address is:

               1330 Post Oak Blvd Suite 2140
               Houston Texas  77056
               USA

          (iv) U.S. Commercial's principal business address is:

               Miguel de Cervantes Saavedra No. 255
               Col. Ampliacion Granada Mexico, D.F.
               CP 11520
               Mexico

          (v)  Commercial's principal business address is:

               1330 Post Oak Blvd Suite 2140
               Houston Texas  77056
               USA

     (c)  Citizenship:

          Each member of the Slim Family is a Mexican citizen. Inmobiliaria is a sociedad anonima de capital variable organized under the laws of the United Mexican States, and Orient Star is a Delaware limited liability company. U.S. Commercial is a sociedad anonima de capital variable organized under the laws of the United Mexican States, and Commercial is a Delaware limited liability company.

     (d)  Title of Class of Securities:

          Circuit City Group Common Stock, par value $0.50 per share

     (e)  CUSIP Number:

          172737108

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a(n):

     (a)  |_| Broker or dealer registered under Section 15 of the Act;

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act;

     (c)  |_| Insurance company as defined in Section 3(a)(19) of the Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e)  |_| Investment adviser  in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

     (a)  Amount Beneficially Owned:

          As of December 31, 2002, (i) Orient Star directly owned 8,220,000 Circuit City Shares, (ii) Inmobiliaria, as the sole member of Orient Star, is deemed to beneficially own indirectly the Circuit City Shares owned directly by Orient Star, and (iii) the Slim Family, which indirectly owns all of the issued and outstanding voting securities of Inmobiliaria, is deemed to beneficially own indirectly the Circuit City Shares deemed beneficially owned indirectly by Inmobiliaria and owned directly by Orient Star. As of the date of this filing, Orient Star's direct ownership of Circuit City Shares had increased to 9,145,000.

          As of December 31, 2002, (i) Commercial directly owned 8,980,000 Circuit City Shares, (ii) U.S. Commercial, as the sole member of Commercial, is deemed to beneficially own indirectly the Circuit City Shares owned directly by Commercial, and (iii) the Slim Family, which indirectly owns all of the issued and outstanding voting securities of U.S. Commercial, is deemed to beneficially own indirectly the Circuit City Shares deemed beneficially owned indirectly by U.S. Commercial and owned directly by Commercial. As of the date of this filing, Commercial's direct ownership of Circuit City Shares had increased to 9,905,000.

     (b)  Percent of Class:

          The Circuit City Shares beneficially owned by the Reporting Persons as of December 31, 2002 constituted approximately 8.2% of the issued and outstanding Circuit City Shares, and as of the date of this filing, constitute approximately 9.1% of the issued and outstanding Circuit City Shares (in each case, based on the total number of Circuit City Shares issued and outstanding as stated in the most recently available filing with the Securities and Exchange Commission).

          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                    -0-

               (ii) Shared power to vote or to direct the vote:
                    17,200,000 Circuit City Shares

              (iii) Sole power to dispose or to direct the disposition of:
                    -0-

               (iv) Shared power to direct the disposition of:
                    17,200,000 Circuit City Shares

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         The Powers of Attorney dated March 5, 2001 and Joint Filing Agreement dated March 5, 2001, filed as exhibits to the Schedule 13G filed by the Slim Family, Inmobiliaria Carso S.A. de C.V. and Orient Star Holdings LLC with the Securities and Exchange Commission on March 12, 2001 are hereby incorporated by reference.

         The Powers of Attorney dated December 24, 2002 and Joint Filing Agreement dated December 24, 2002, filed as exhibits to the Schedule 13G filed by the Slim Family, U.S. Commercial Corp. S.A. de C.V. and Commercial LLC with the Securities and Exchange Commission on December 26, 2002 are hereby incorporated by reference.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu


         ---------------------------------


         Carlos Slim Domit                           By: /s/ Eduardo Valdes Acra
                                                         -----------------------
                                                         Eduardo Valdes Acra
         ---------------------------------               Attorney-in-Fact
                                                         February 13, 2003

         Marco Antonio Slim Domit

         ---------------------------------


         Patrick Slim Domit


         ---------------------------------


         Maria Soumaya Slim Domit


         ---------------------------------


         Vanessa Paola Slim Domit


         ---------------------------------


         Johanna Monique Slim Domit


         ---------------------------------


         INMOBILIARIA CARSO, S.A. DE C.V.


         ---------------------------------
         By:  Alejandro Escotocano
         Title:  Attorney-in-Fact


         ORIENT STAR HOLDINGS LLC


         ---------------------------------
         By:  James M. Nakfoor
         Title:  Manager


         U.S. COMMERCIAL CORP., S.A. DE C.V.


         ---------------------------------
         By:  A. Eduardo Peralta Rosado
         Title:  Attorney-in-Fact



         COMMERCIAL LLC


         ---------------------------------
         By:  James M. Nakfoor
         Title:  Manager